
SINGAPORE

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

82-4033

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/ac **Exemption No. ~~33-91910~~**

4 August 2003


03029373

The U.S. Securities and Exchang
450 Fifth Street, N.W.
Room 3099, Office of Internation
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
7 July 2003	Notice of Changes in Subsidiary Director's Interests
17 July 2003	Notice of Changes in Subsidiary Director's Interests
23 July 2003	Notice of Changes in Subsidiary Director's Interests
25 July 2003	Notice of Changes in Subsidiary Director's Interests

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 8/19

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Sia Eng Beng
Date of notice to company:	07/07/2003
Date of change of interest:	07/07/2003
Name of registered holder:	Sia Eng Beng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	220,000
% of issued share capital:	0.03
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	85,000 @ $0.2288 135,000 @ $0.20
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	220,000
% of issued share capital:	0.03

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		220,000
% of issued share capital:		0.03
Total shares:		220,000

Note: Mr Sia Eng Beng is a director of the following subsidiaries:
- Costar Shipping Pte Ltd
- CNF Shipping Agencies Pte Ltd
- Costar Agencies (M) Sdn. Bhd.

Submitted by Mdm Yao Hong, Director on 07/07/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Liu De Tian
Date of notice to company:	16/07/2003
Date of change of interest:	15/07/2003
Name of registered holder:	Liu De Tian
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	85,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.2288
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	85,000
% of issued share capital:	0.01

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		85,000
% of issued share capital:		0.01
Total shares:		85,000

Note: Mr Liu De Tian is a director of the subsidiary, Cosco (Singapore) Pte Ltd.

Submitted by Mr Ji Hai Sheng, President on 17/07/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Sia Eng Beng
Date of notice to company:	23/07/2003
Date of change of interest:	22/07/2003
Name of registered holder:	Sia Eng Beng
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	220,000
% of issued share capital:	0.03
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.355
No. of shares held before the transaction:	220,000
% of issued share capital:	0.03
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		220,000
% of issued share capital:		0.03
No. of shares held after the transaction:		0
% of issued share capital:		0
Total shares:		0

Note: Mr Sia Eng Beng is a director of the following subsidiaries:

- Costar Shipping Pte Ltd
- CNF Shipping Agencies Pte Ltd
- Costar Agencies (M) Sdn. Bhd.

Submitted by Mr Ji Hai Sheng, President on 23/07/2003 to the SGX





23/7/03

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Poh Hee Boon
Date of notice to company:	25/07/2003
Date of change of interest:	24/07/2003
Name of registered holder:	Poh Hee Boon
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Exercise of share options under Cosco Group Employees' Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	65,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	65,000
% of issued share capital:	0.01

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		0
% of issued share capital:		0
No. of shares held after the transaction:		65,000
% of issued share capital:		0.01
Total shares:		65,000

Note: Mr Poh Hee Boon is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

Submitted by Mdm Yao Hong, Director on 25/07/2003 to the SGX

